FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 1st Series of Unsecured Straight Bonds with No Negative Pledge or Other Financial Covenants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 29, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Issues 1st Series of Unsecured Straight Bonds with No Negative Pledge or Other Financial Covenants

Tokyo, August 29, 2018—Nomura Holdings, Inc. today announced that it has determined the terms of its 1st series of unsecured straight bonds with no negative pledge or other financial covenants in the total principal amount of 100 billion yen. Terms of the issue are as outlined below.

Nomura will be subject to the Total Loss-Absorbing Capacity (TLAC) regulation* from March 31, 2021. The bonds will qualify as TLAC-eligible debt.

1st Series of Nomura Holdings, Inc. Unsecured Straight Bonds with no negative pledge or other financial covenants

1.	Amount of Issue	100 billion yen
2.	Denomination of each Bond	100 million yen
3.	Issue Price	100% of the principal amount
4.	Interest Rate	0.30% per annum
5.	Offering Period	August 29, 2018
6.	Payment Date	September 4, 2018
7.	Interest Payment Dates	March 4 and September 4 each year
8.	Maturity Date	September 4, 2023
9.	Redemption Price	100% of the principal amount
10.	Security or Guarantee	The bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the bonds.
11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.
12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13.	Fiscal Agent	MUFG Bank, Ltd.
14.	Rating	The bonds have been given a rating of “A” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 1st series of unsecured straight bonds (with no negative pledge or other financial covenants) outside the United States. This press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

*	Please refer to the links below for details on the TLAC regulation. The TLAC regulation will be subject to public comment.

FSA: https://www.fsa.go.jp/en/news/2018/20180413.html

Nomura: https://www.nomuraholdings.com/investor/summary/data/20180413.pdf ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-(0)3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

The purpose of this press release is to make a general public announcement concerning the public offering for the 1st series of unsecured straight bond(with no negative pledge or other financial covenants) outside the United States. This press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.